FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of ....October......................	................................................................................................................................................	, 2004......

CANON INC.
..................................................................................................................................

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
..................................................................................................................................

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

X
                       Form 20-F.................... Form 40-F....................

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   X
       Yes.................... No....................

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-....................

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. .................................................................................. (Registrant)

Date....October 18, 2004.......	By....../s/ Hiroshi Kawashimo.......................................
(Signature)*

Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*	Print the name and title of the signing officer under his signature.

The following materials are included.
1. Canon Inc. to make Niigata Canotec wholly owned subsidiary
     (media release)

EDITORIAL CONTACTS:
FOR IMMEDIATE RELEASE	Richard Berger tel: 03-5482-8055 / fax: 03-5482-5130 richard.berger@canon.co.jp

MEDIA RELEASE
Canon Inc. 30-2 Shimomaruko 3-chome Ohta-ku, Tokyo 146-8501, Japan	Andrew Giles tel: 03-5482-8317 / fax: 03-5482-5130 giles.andrew@canon.co.jp

Canon Inc. to make Niigata Canotec wholly owned subsidiary

TOKYO, October 15, 2004—Canon Inc. today announced that it has entered into an agreement with Canon Sales Co., Inc. (“Canon Sales”) and Canotec Co., Inc. (“Canotec”), joint equity shareholders of Niigata Canotec Co., Inc. (“Niigata Canotec”), to acquire all outstanding shares of Niigata Canotec, by which Niigata Canotec will become a wholly owned subsidiary of Canon, effective January 1, 2004.

1. Objective of assuming full ownership

Under Phase II of the Excellent Global Corporation Plan, which concludes in 2005, Canon has forwarded structural reforms in the areas of development, production, distribution and marketing with the aim of becoming No. 1 in all of the company’s major businesses. As part of these reforms, Canon has targeted the further strengthening of networking and imaging technologies as a means of building a framework to support the continuous timely creation of innovative and attractive new product offerings.

Until now, Niigata Canotec has contributed to enhancing the networking and imaging capabilities of Canon products, providing the entire Canon Group with outstanding software applications, primarily in the area of printing solutions.

By making Niigata Canotec a wholly owned subsidiary of Canon Inc., the company, as part of its efforts to strengthen software development capabilities, aims to raise the level of its technical capacity and improve development efficiency by enabling closer coordination between Niigata Canotec and Canon’s research and development operations.

2. About Niigata Canotec

Company name:	Niigata Canotec Co., Inc. Following acquisition, the company name will be changed to:
Canon Imaging System Technologies Inc.
Date of incorporation:	January 1990
Business activities:	Research, development and sales of printer firmware and software, printer peripherals, and application software
Location of head office:	Niigata Ekinan Center Bldg. 1-24 Yoneyama, Niigata-shi, Niigata prefecture
Representative:	Masami Nishimaki
Capital:	¥100 million
Equity structure:	As of Oct. 15, 2004: Canon Sales Co., Inc.: 67.5% / Canotec Co., Inc.: 32.5% As of Jan. 1, 2005: Canon Inc.: 100%
No. of employees:	183*
Net sales:	¥2,800 million*

*	As of the end of December 2003

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